Exhibit 99.9

Second Quarterly Report

on the Economy, Fiscal Situation,

and Outlook

Fiscal Year 2005/06

Six Months

April – September 2005

Ministry of Finance

www.gov.bc.ca

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945– — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77                354.711’007231’05

TABLE OF CONTENTS

2005/06 Second Quarterly Report	November 2005

Summary	3

Part One — Updated Financial Forecast

Introduction	4

Revenue	5

Expense	7

Full-Time Equivalents (FTE’s)	9

Provincial Capital Spending	10

Provincial Debt	11

Risks to the Fiscal Plan	11

Tables:
1.1 2005/06 Forecast Update	5
1.2 2005/06 Pressures Being Managed	8
1.3 2005/06 Pressures Allocated to the Contingencies Vote	8
1.4 2005/06 Capital Spending Update	10
1.5 2005/06 Provincial Debt Update	11

Part Two — Economic Review and Outlook

Overview	13

International Economic Developments	14
United States and Canada	14
Financial Markets	17

British Columbia Economic Developments	18
External Trade	19
Labour Market	21
Domestic Demand	22

British Columbia Economic Outlook	23

Risks to the Forecast	24

Tables:
2.1 Private Sector Exchange Rate Forecasts	18
2.2 British Columbia Economic Indicators	19
2.3 Current Economic Statistics	26

Topic Boxes:
2004 Provincial Economic Accounts Update	27

Appendix

Financial Results: Six Months Ended September 30, 2005 and 2005/06 Full-Year Forecast

Tables:
A.1 Operating Statement	29
A.2 Revenue by Source	30
A.3 Expense by Ministry, Program and Agency	31
A.4 Revenue Assumptions – Changes from September Update	32
A.5 Expense Assumptions – Changes from September Update	34
A.6 Expense by Function	34
A.7 Taxpayer-supported Entity Operating Statements	35
A.8 Full-Time Equivalents	38
A.9 Capital Spending	38
A.10 Capital Expenditure Projects Greater Than $50 Million	39
A.11 Provincial Debt	40
A.12 Statement of Financial Position	41

SUMMARY

2005/06 Second Quarterly Report
November 2005

2005/06 Updated Financial Forecast

	Actual	September	Updated
($ millions)	2004/05	Update	Forecast	Variance
Revenue	33,233	34,476	35,740	1,264
Expense	(30,658)	(32,876)	(32,803)	73
Provision for compensation agreements	—	—	(1,000)	(1,000)
Surplus before forecast allowance	2,575	1,600	1,937	337
Forecast allowance	—	(300)	(300)	—
Surplus	2,575	1,300	1,637	337
Capital spending:
Taxpayer-supported capital spending	2,322	3,038	3,065	27
Total capital spending	3,182	4,167	4,141	(26)
Provincial Debt:
Taxpayer-supported debt	28,657	28,274	28,060	(214)
Total debt	35,826	35,910	35,475	(435)
Taxpayer-supported debt to GDP ratio	18.2%	17.1%	16.9%	-0.2%
Total debt to GDP ratio	22.8%	21.8%	21.4%	-0.4%

•                  The 2005/06 surplus is now forecast to be $1.6 billion, $337 million higher than the surplus forecast in the September Update. Revenue is up $1.3 billion mainly due to a $757 million increase in energy revenue resulting from continuing strength in natural gas prices, and increases in personal and corporate income taxes totalling $544 million, in part due to higher results from the 2004 tax year.

•                  The spending forecast is $73 million lower than the September Update, mainly reflecting lower estimates for Crown land grants to local governments and reduced debt interest costs. These reductions were partially offset by a slight increase in the combined net spending of taxpayer-supported Crown agencies and the SUCH sector.

•                  Collective agreements for almost 90 per cent of public sector employees will be up for renewal over the next eight months. A new negotiating framework that provides a flexible, differentiated approach to reaching agreements with individual bargaining units will replace the existing “one size fits all” mandate. Compensation agreements must be affordable over the long term, and reflect labour market conditions specific to each sector.

•                  Negotiations will also provide an opportunity for employers and employees to explore ideas on how to provide better services to British Columbians. The framework also promotes certainty and stability through features conducive to reaching early agreements, and agreements lasting four years. To that end, a provision of $1 billion is available in 2005/06 for agreements reached before contracts expire.

•                  The $1 billion one-time provision for compensation agreements in 2005/06 may include contributions to benefit plans or other one-time payments. Funding for the ministries’ portion of this provision will require additional legislative authorization in the form of Supplementary Estimates, which will be introduced in the Legislature in the spring.

•                  Taxpayer-supported government debt is forecast to be $28.1 billion at year-end, $214 million less than the September Update. The key taxpayer-supported debt-to-GDP ratio is expected to fall to 16.9 per cent. Total debt is also forecast to be lower than the September Update projection, and the total debt-to-GDP ratio is forecast to be 21.4 per cent at year-end.

•                  Robust growth rates in economic indicators over the first nine months of the year now suggest that 2005 will show stronger results than the forecast in the September Update.

•                  Private sector forecasters have raised their outlook for the BC economy, calling for growth of 3.6 per cent in 2005 and 3.7 per cent in 2006, compared to the average of 3.4 per cent and 3.3 per cent at the time of the September Update.

•                  In preparation for Budget 2006, the Minister of Finance will be consulting with the independent Economic Forecast Council on December 5, 2005 to obtain their views on the North American and British Columbia economic outlook. An updated five-year economic forecast, incorporating their advice, will be developed for the February 21, 2006 budget.

PART ONE — UPDATED FINANCIAL FORECAST (1)

2005/06 Second Quarterly Report	November 2005

Introduction

Continued strength in natural gas prices and higher taxation revenues, partially offset by a one-time provision for compensation agreements reached in 2005/06, are the primary factors behind the $337 million improvement in the 2005/06 financial forecast since the September Update. The 2005/06 surplus is now forecast to be $1.6 billion, which includes a forecast allowance of $300 million to help protect the surplus against further revenue volatility.

Changes since the September Update include:

•                  a $1,264 million increase in revenue, primarily due to additional energy revenue resulting from strong natural gas prices, and higher 2004 personal and corporate income tax assessments;

•                  a $1 billion provision for compensation agreements reached in 2005/06; and

•                  a $73 million reduction in spending, mainly due to interest cost savings and a reduction in the issuance of Crown land grants to local governments.

The government’s commitment to allocate at least $1.3 billion of this surplus to reduce borrowing requirements is maintained. The improved financial outlook will further offset government borrowing requirements. As a result, taxpayer-supported government debt is forecast to be $28.1 billion at year-end, $214 million less than the September Update. The taxpayer-supported debt-to-GDP ratio is now forecast to be 16.9 per cent at year-end. Total debt is also forecast to be lower than the projection in the September Update, and the total debt-to-GDP ratio is now forecast to be 21.4 per cent at year-end.

The main changes to the fiscal plan are outlined in Table 1.1.

Public Sector Compensation

Collective agreements for almost 90 per cent of public sector employees will be up for renewal over the next eight months. A new negotiating framework that provides a flexible, differentiated approach to reaching agreements with individual bargaining units will replace the existing “one size fits all” mandate. Compensation agreements must be affordable over the long term, and reflect labour market conditions specific to each sector. Negotiations will also provide an opportunity for employers and employees to explore ideas on how to provide better services to British Columbians. The framework also promotes certainty and stability through features conducive to reaching early agreements, and agreements lasting four years. To that end, a provision of $1 billion is available in 2005/06 for agreements reached before contracts expire.

The $1 billion one-time provision for compensation agreements in 2005/06 may include contributions to benefit plans or other one-time payments. Funding for the ministries’ portion of this provision will require additional legislative authorization in the form of Supplementary Estimates, which will be introduced in the Legislature in the spring.

(1)     Reflects information available and government policy as at November 22, 2005.

Table 1.1 2005/06 Forecast Update

		Updated
($ millions)	Changes	Forecast

September Update 2005/06 surplus (September 14, 2005)		1,300
Second Quarterly Report forecast updates:
Revenue increases (decreases):
Personal income tax – higher 2004 tax assessments
Prior-year adjustment	142
2005/06 base	119
Corporate income tax – higher 2004 tax assessments and increased national tax base
Prior-year adjustment	179
Higher federal government instalments	104
Social service tax – weaker year-to-date collections	(50)
Property transfer tax – hot housing market	100
Energy and mineral sources – mainly higher natural gas prices	757
Crown land special account – fewer Crown land grants	(60)
All other taxpayer-supported sources	28
Commercial Crown corporation income:
BC Hydro – impact of higher energy prices and increased operating costs	(14)
BC Rail – mainly delay in sale of remaining properties	(23)
ICBC – primarily higher claims costs partially offset by increased investment income	(20)
Other Crown corporation changes	2
Total revenue changes		1,264
Less expense increases (decreases):
Agriculture and Lands – fewer Crown land grants	(60)
Economic Development – delays to grants for the Olympic Live sites program	(14)
Public Safety and Solicitor General – higher Emergency Progam Act expenditures	14
Interest costs – mainly reduced debt levels	(27)
CRF expense changes	(87)
Change in expenses recovered from external entities – lower interest recoveries	(19)
Taxpayer-supported Crown agencies – increases in operating costs	16
School districts – increases in operating costs	18
Other SUCH sector and regional authority changes	(1)
Total expense changes		(73)
Net change before provision for compensation agreements		1,337
Provision for compensation agreements		(1,000)
Total changes		337
2005/06 surplus – second Quarterly Report		1,637

Revenue

The 2005/06 updated revenue forecast incorporates year-to-date results for the first six months; preliminary income tax assessments from the federal government for 2004 and prior years as of September 30, 2005; and updated forecasts from ministries, Crown corporations and agencies, and the SUCH sector (schools, universities, colleges and health authorities/hospital societies).

The revenue forecast of $35,740 million is $1,264 million (3.7 per cent) higher than presented in the September Update. Due to the rapid growth in natural gas prices since August, the natural gas royalty forecast is 40 per cent higher than the September Update. Similar revenue changes have occurred in other natural gas producing jurisdictions. In their mid-year updates, Alberta and Saskatchewan have posted 47 and 34 per cent increases in the natural gas revenue forecasts, respectively, over their first quarter report projections.

Assumptions underlying the main revenue sources are detailed in Table A.4. The main changes are:

•                  Personal income tax revenue is up $261 million due to higher preliminary results for the 2004 tax year, and includes a $142 million increase in the 2004/05 entitlement.

•                  Corporate income tax revenue is up $283 million due to higher preliminary results for the 2004 tax year, as well as increased instalment payments from the federal government reflecting an improved 2005 outlook for national corporate profits.

•                  Social service tax revenue is forecast to be $50 million lower reflecting weaker sales tax collections during the July to September period.

•                  Property transfer tax revenue is expected to be $100 million higher due to the continuing hot housing market.

•                  Revenue from energy and mineral sources is up $757 million due to higher natural gas, electricity and mineral prices, partly offset by lower coal prices. The increased revenue mainly reflects higher natural gas royalties ($695 million) resulting from an expected 36 per cent increase in the average price for the year.

•                  Revenue from Crown land grants are expected to be $60 million lower, reflecting deferral of grants to future years. This has no impact on the surplus as there is an offsetting expense decline in the Ministry of Agriculture and Lands.

•                  Revenue from all other taxpayer-supported sources is up $28 million as higher revenue from Medical Services Plan premiums and health/social federal government transfers is partially offset by reduced fuel tax collections and a lower outlook for miscellaneous revenue sources provided by the SUCH sector.

A portion of the updated revenue forecast is not expected to be sustainable over the medium-term. For example, the current 2005/06 revenue forecast includes $618 million of personal and corporate income taxes related to prior years. In addition, natural gas prices are expected to fall to the $6.00/gigajoule level over the next three to four years – resulting is an estimated $864 million reduction from 2005/06 revenue levels. Also, BC’s equalization entitlement is $590 million in 2005/06, however, due to an improving economy, BC is not expected to receive these transfers indefinitely. Including additional health and social transfers of about $150 million due to the loss of equalization revenue, these non-recurring revenues total about $1.9 billion.

Commercial Crown Corporation Income

In total, commercial Crown corporation net income projections have declined by $55 million since the September Update. Major changes include:

•                  BC Hydro’s current projected income before deferral account transfers for 2005/06 is down $14 million. Higher energy purchase prices are partially offset by increased hydro generation resulting from improved water inflows into reservoirs. As well, additional operating expenses are partially offset by lower amortization and financing costs.

•                  BC Rail’s forecast income for the government’s 2005/06 fiscal year is down $23 million. The decrease is primarily due to delays in the disposition of remaining properties.

•                  ICBC’s projected impact on the government’s 2005/06 bottom line has declined by $20 million. Current year claims incurred costs are projected to increase by 2.5 per cent over the September Update. The increase is primarily due to higher costs for injury claims mainly covered by basic insurance and an increase in the number of vehicles being insured. Injury claims trends also negatively impacted costs for settling prior year claims. These negative impacts have been partially offset by higher projections for investment income.

For the first six months of the fiscal year total taxpayer-supported revenue and commercial Crown corporation net income was $17,042 million, $272 million ahead of budget (see Appendix Table A.2).

Expense

Government expense includes spending for ministries and other programs of the Consolidated Revenue Fund (CRF), combined with the spending of taxpayer-supported Crown agencies, the SUCH sector, and regional authorities. The total expense forecast of $32,803 million for 2005/06 is $73 million lower than the budget in the September Update, mainly due to fewer Crown land grants and reduced interest expense (see Table 1.1).

Consolidated Revenue Fund expense

CRF spending is forecast to be $87 million less than the 2005/06 budget in the September Update. The changes include:

•                  Ministry of Public Safety and Solicitor General is forecasting to exceed its Emergency Program Act budget by $14 million primarily due to additional costs arising from compensation to homeowners resulting from the North Vancouver mudslides.

•                  Ministry of Agriculture and Lands is forecasting to be below budget by $60 million due to under-spending in the Crown Land Account resulting from fewer Crown land grants. There is no impact on the bottom line as this is offset by an equivalent reduction in revenues.

•                  Ministry of Economic Development is forecasting to be under-spent by $14 million reflecting delays to grants for the Olympic Live sites program. The $14 million will now be funded in 2006/07 and 2007/08, with the total program funding remaining at $20 million over the three years.

•                  Management of public funds and debt (debt interest) is forecast to be $27 million lower than the September Update, reflecting lower borrowing requirements.

The remaining ministries and offices are forecast to be on budget at the end of 2005/06.

As shown in Table 1.2, other pressures being managed total $17 million for 2005/06 and include:

•                  Court services – $3 million pressure reflects court security and administration costs that are higher than anticipated.

•                  Corrections – $4 million pressure reflects a steady increase in inmate population counts.

•                  Employee benefits – $10 million pressure reflects potentially higher costs for the employer portion of employee benefits.

Table 1.2 2005/06 Pressures Being Managed

($ millions)
Attorney General – court services	3
Public Safety and Solicitor General – corrections	4
Employee benefits	10
Total pressures being managed	17

Spending commitments and pressures totaling $84 million have been notionally allocated to the contingencies vote (see Table 1.3). These allocations include:

•                  $24 million for the impact of higher natural gas prices on payments for the value of natural gas volumes as set out in the 1995 Vancouver Island Gas Pipeline Assistance Agreement.

•                  $20 million for government restructuring pressures – to date there have been minimal draws against this amount and the full amount is unlikely to be required.

•                  $15 million additional funding for universities and BCIT in recognition of the cap on tuition fee increases.

•                  $8 million for major trials (Air India, Pickton, Eron), including costs of prosecution and defense as well as ongoing expenses for special courtrooms to accommodate these trials.

•                  $4 million for the Natural Hazards Mitigation Fund, partially matched (25 per cent) by local government contributions to prevent or mitigate natural hazards such as flooding and landslides, and a donation to the Red Cross to assist victims of the South Asia earthquake.

Table 1.3 2005/06 Pressures Allocated to the Contingencies Vote

($ millions)
Vancouver Island Gas Pipeline Assistance Agreement – impact of natural gas price increases	24
Government restructuring	20
University and BCIT funding	15
Major trials (Air India, Eron, Pickton)	8
Natural hazard mitigation and South Asia earthquake donation	4
Crime Victim Assistance Program and Victim Services	4
Squamish-Lil’wat Cultural Centre	3
Government House Foundation	3
Other pressures	3
Subtotal	84
Unallocated	236
Total contingencies budget	320

•                  $4 million to fund the Crime Victim Assistance Program, which compensates victims of crime and other eligible claimants for injury or death resulting from a crime, and for Victim Services, which reimburses victims and their families for travel and accommodation costs while attending trials.

•                  $3 million to support the construction of the Squamish-Lil’wat Cultural Centre, which will showcase First Nations’ culture and history.

•                  $3 million for urgently needed repairs and maintenance at Government House.

•                  $3 million for other pressures, including a grant to the Provincial Capital Commission to enable repairs on the glass roof of the Crystal Garden in Victoria, and interim funding for the tire recycling program as it moves to an industry stewardship mode.

Other expense

CRF expenses recovered from external entities are projected to be $19 million less than the forecast presented in the September Update. The reduction mainly reflects lower interest payments by commercial Crown corporations to the CRF for funds borrowed by the government and re-loaned to them.

Taxpayer-supported Crown agency net expenses (i.e. expenses in excess of government transfers) are $16 million higher than the projection in the September Update. This increase mainly reflects higher operating costs for the BC Transportation Financing Authority and BC Buildings.

The projected net expenses of school districts for 2005/06 is $18 million higher than the September Update. The increase is primarily due to higher operating costs, partially offset by lower overall staffing costs in the first quarter of the fiscal year. Although final decisions with regard to the use of the savings generated by the strike have not been made, for the purposes of the SUCH sector forecast it has been assumed that those savings will return to the school districts and be spent by them before March 31, 2006.

Other SUCH sector and regional authority net expenses are projected to be a combined $1 million lower than the September Update forecast.

During the first six months of the fiscal year, total expense was $533 million lower than budget. This includes a $288 million reduction in CRF expenses due to below-budget spending in most programs and lower debt interest costs (see Appendix Table A.3).

Revenues and expenses for the individual taxpayer-supported Crown agencies, the SUCH organizations and regional authorities are provided in Appendix Table A.7.

Full-Time Equivalents (FTEs)

The updated projection for taxpayer-supported FTEs – including ministries and special offices, taxpayer-supported Crown agencies, and children and family development governance authorities – is down 11 FTEs from the September Update (see Appendix Table A.8). This decrease primarily reflects the impact of winding-down BC Buildings and reduced staffing at the Royal BC Museum due to lower than expected attendance.

Provincial Capital Spending

Capital spending is used to build, acquire or replace assets such as roads, schools, post-secondary facilities, hospitals, and related major equipment. Generally accepted accounting principles require the cost of capital to be spread out over the useful lives of the related assets through annual amortization expenses.

Total capital spending is forecast to be $4.1 billion in 2005/06, $26 million lower than the September Update projection (see Table 1.4 and Appendix Table A.9).

Table 1.4 2005/06 Capital Spending Update

		Updated
($ millions)	Changes	Forecast
September Update 2005/06 capital spending (September 14, 2005)		4,167
Second Quarterly Report forecast updates:
Taxpayer-supported changes:
Post-secondary facilities – newly included projects	42
BC Transportation Financing Authority – accounting change to capitalize work-in-progress	73
Government operating (ministry minor capital) reduced spending	(50)
Vancouver Convention Centre expansion project – delays in site preparation	(26)
Other	(12)
Total taxpayer-supported changes		27
Self-supported changes:
BC Hydro – delayed distribution projects	(23)
BC Transmission – delayed transmission projects	(22)
Other	(8)
Total self-supported changes		(53)
Net change		(26)
Capital spending – second Quarterly Report		4,141

Taxpayer-supported capital spending is up $27 million from the September Update, reflecting:

•                  a $42 million increase in post-secondary facilities mainly to include BCIT’s Aerospace Technology Campus, and

•                  a $73 million increase in transportation spending reflecting an accounting policy change, recommended by the Auditor General, to include work-in-progress as capital expenses.

These increases are partially offset by lower spending for the Vancouver Convention Centre (down $26 million for 2005/06 due to site preparation delays) and reduced minor capital spending in most ministries (down $50 million).

Total self-supported Crown corporation capital spending is down $53 million from the September Update, mainly due to lower forecast spending on electricity distribution and transmission projects.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Appendix Table A.10. The table has been updated to reflect minor changes in project forecast amounts and completion dates.

Provincial Debt

The government and its Crown corporations borrow to finance their own operations, to finance construction of capital projects or other investments, and to refinance maturing debt.

Total provincial debt is projected to be $35.5 billion at March 31, 2006. This amount is $435 million lower than the September Update projection (see Table 1.5 and Appendix Table A.11). The updated debt forecast mainly reflects higher revenue from taxation and energy sources and lower cash requirements for BC Hydro. These are partially offset by the provision for compensation agreements and the impact of the capitalization accounting change in the BC Transportation Financing Authority.

Table 1.5 2005/06 Provincial Debt Update

		Updated
($ millions)	Changes	Forecast
September Update 2005/06 total debt (September 14, 2005)		35,910
Second Quarterly Report forecast updates:
Taxpayer-supported debt changes:
Government operating – higher revenue mainly from taxation and energy sources	(1,277)
Education facilities – mainly lower cash needs	(24)
BC Transportation Financing Authority – impact of capitalization accounting change	88
Other	(1)
Provision for compensation agreements	1,000
Total taxpayer-supported changes		(214)
Self-supported debt changes:
BC Hydro – mainly lower capital spending and reduced cash requirements	(194)
BC Transmission Corporation – mainly lower capital spending	(27)
Total self-supported changes		(221)
Net change		(435)
Updated total debt – second Quarterly Report		35,475

The ratio of a province’s taxpayer-supported debt relative to its GDP is a measure used by credit rating agencies to assess a province’s ability to manage its debt load. BC’s ratio is one of the lowest in Canada, and this translates into a strong credit rating and lower debt service costs.

BC’s total debt to GDP ratio is forecast to fall to 21.4 per cent by March 31, 2006, while the key taxpayer-supported debt-to-GDP ratio is now forecast at 16.9 per cent.

Risks to the Fiscal Plan

The major risks to the fiscal plan stem from changes to economic variables, including the economic growth of BC’s trading partners, commodity prices (especially natural gas, lumber and electricity), exchange rate fluctuations and domestic demand in the province.

Natural gas prices rose significantly after Hurricanes Katrina and Rita severely disrupted oil and gas production in the Gulf of Mexico. Although prices have fallen recently, they remain significantly higher than last year and are expected to be an average 36 per cent higher than the September Update forecast. At these higher price levels, natural gas price volatility is one of the largest risks to the fiscal plan.

In addition to the detailed description of ongoing risks to the fiscal plan found in the September Update, other risks include:

•                  final personal and corporate income tax assessments for the 2004 taxation year, which could affect the bases in subsequent years; and

•                  the outcome of the softwood lumber dispute with the United States.  Despite recent WTO/NAFTA panel rulings, there is still considerable uncertainty as to ultimate resolution. Therefore, the forecast assumes no resolution to the current softwood dispute.

BC Hydro’s operations are affected by weather patterns, which can change both reservoir levels and demand for power. An increasing reliance on gas-powered generation and imports to meet demand renders BC Hydro vulnerable to the volatility in the energy markets. A combination of low reservoir levels and high energy costs can have a significant impact on net income.

Adverse weather conditions during the winter could result in ICBC receiving a higher than anticipated number of insurance claims, negatively impacting the bottom line. ICBC also is experiencing an increase in the cost of settling injury claims. ICBC is re-evaluating future claims liabilities based on the actuarial valuation of current claims trends, which could change the current forecast.

Spending risks include:

•                  Utilization rates for government services such as health care or community social services.

•                  Current trends in interest rates have resulted in lower debt service costs for the health and education programs as well as the rest of government. However, interest rates are expected to rise over the medium-term, creating pressure on funding available for services.

Timing of a potential federal election may delay the conclusion of cost-sharing agreements. Such delays could impact the timing on provincial projects that are dependent on federal cost-sharing.

In addition, changes to, or revised interpretations of, generally accepted accounting principles could have impacts on the bottom line.

PART TWO — ECONOMIC REVIEW AND OUTLOOK (1)

2005/06 Second Quarterly Report	November 2005

Overview

Robust growth rates in economic indicators over the first nine months of this year suggest that stronger results than forecast in the September Budget Update may now be attained for 2005. In the Ministry of Finance’s September Budget Update economic forecast, BC real GDP was expected to grow by 3.4 per cent in 2005 and 3.2 per cent in 2006.

Chart 2.1  Private sector upgrades BC forecast

Sources: BC Ministry of Finance and seven private sector forecasters

In preparation for the 2006 budget, the Minister of Finance will be meeting with the independent Economic Forecast Council on December 5, 2005 to obtain their views on the North American and British Columbia economic outlook. An updated five-year economic forecast, incorporating their advice, will be developed for the February 21, 2006 budget.

While BC’s economy is once more a leader among provinces in terms of employment and GDP growth, there remains room for improvement in some areas such as labour productivity. Productivity in BC lagged behind other provinces during the 1990s due to an uncompetitive environment, including high taxes and an unfriendly business climate. Lowering the regulatory burden in BC, as well as establishing and maintaining a competitive tax environment have helped attract investment to the province once again. Increasing private sector investment over time will result in the productivity increases that ultimately allow firms to afford wage increases.

Private sector forecasters have raised their outlook for the BC economy on average since the September Budget Update. The private sector average of seven forecasters calls for growth of 3.6 per cent in 2005 and 3.7 per cent

(1)     Reflects information available as of November 22, 2005.

in 2006, compared to the average of 3.4 and 3.3 per cent at the time of the September Budget Update. As the BC economy continues to experience robust growth, concerns surrounding capacity and skill shortages arise, particularly in industries such as construction. Construction costs have risen so far this year; however even though wages in the non-residential construction sector have increased somewhat, they are not responsible for all of the increase in construction costs, some of which is being driven by higher materials costs.

Among the provinces BC is expected to have the second highest growth after Alberta in 2005 and the third highest after Newfoundland and Alberta in 2006.

Chart 2.2   BC expected to be a growth leader among provinces

Average of seven private sector forecasts

Real GDP, per cent change

Source: Seven private sector forecasters, as of November 21, 2005

While growth in the main economic indicators for British Columbia point to strong results for this year as a whole, growth rates for some indicators moderated in the July to September quarter. High energy prices, higher interest rates and waning consumer confidence could dampen U.S. economic growth in the near term. Potentially weaker U.S. growth combined with a high level of the Canadian dollar could also dampen expectations of stronger Canadian growth next year.

International Economic Developments

United States and Canada

The U.S. economy posted annualized growth of 3.8 per cent during the July to September quarter, according to advance estimates. This is up from 3.3 per cent growth during the April to June quarter of this year. Increased real personal consumer spending was the main contributor to growth in the third quarter. Spending on durable goods was particularly strong due to high auto sales. Real federal government spending was also stronger, reflecting the response to hurricane Katrina.

Job creation in the U.S. has been robust throughout most of this year but fell in September due to the impact of hurricane Katrina. However, October saw a mild increase in payroll employment with 56,000 new jobs created. Although job creation in the U.S. has been disappointing over the past two months, most analysts do not see a fundamental deterioration of growth trends entering into the fourth quarter.

Housing starts in the U.S. have remained above two million units for seven consecutive months, increasing 5.8 per cent year-to-date through October. Rising interest rates and declines in consumer confidence appear to be starting to impact housing starts in the U.S. as residential construction slipped in October to 2.014 million units from 2.134 million units in September, a decline of 5.6 per cent. Rebuilding the areas devastated by hurricane Katrina is likely helping to offset some of the drop in housing starts and is expected to have a net-positive impact on residential construction in the U.S. going forward.

Higher energy prices have resulted in high consumer prices in the U.S., particularly in September and October. Core inflation has remained contained so far; however there are still concerns that at least some of the higher energy prices could pass through to core inflation.

The November Consensus Economics forecast is 3.6 per cent in 2005 for the U.S. economy. Forecasters upgraded their outlook slightly from 3.5 per cent in the October survey due to robust advance estimates of third quarter growth.

Chart 2.3   Consensus outlook for 2005 growth

Forecast annual per cent change in 2005 real GDP

Source:  Consensus Economics

The chart above represents forecasts for real GDP growth in 2005 as polled on specific dates. For example, forecasters surveyed on November 14, 2005 had an average U.S. growth forecast of 3.6 per cent.

The outlook for U.S. growth in 2006 has weakened slightly since the beginning of the year. In their November survey, Consensus Economics predicted growth of 3.3 per cent next year compared to 3.4 per cent in their January through April surveys. The Ministry of Finance assumed growth of 2.9 per cent for the U.S. in 2006 in the September Budget Update. Given the uncertainty surrounding the sustainability of U.S. economic growth in 2006 stemming from high energy prices, falling consumer confidence, the twin deficits and rising interest rates, this lower than consensus assumption remains prudent.

The outlook for the Canadian economy has changed little since January. The November Consensus Economics survey expects Canada to post slower growth than the U.S. in 2005 at 2.8 per cent, accelerating to 3.0 per cent in 2006. The consensus outlook for the Canadian economy this year has remained stable over the past few months as recent data releases for GDP, employment, manufacturing and energy exports have continued to support a positive outlook.

Chart 2.4   Consensus outlook for 2006 growth

Forecast annual per cent change in 2006 real GDP

Source:  Consensus Economics

The chart above represents forecasts for real GDP growth in 2006 as polled on specific dates. For example, forecasters surveyed on November 14, 2005 had an average U.S. growth forecast of 3.3 per cent.

Canada’s real GDP grew at an annualized rate of 3.2 per cent in the second quarter of 2005, after posting growth of 2.1 per cent in the first quarter. The domestic sector was the main driver of growth over the first half of this year, while export growth was modest. Consumer spending has been strong with healthy demand for both durable and semi-durable goods driving the increase. Low interest rates continued to underpin strength in the housing sector, although rising interest rates are expected to dampen residential investment going forward. The Bank of Canada stated in their October Monetary Policy Report that the Canadian economy is operating at capacity and is expected to post growth of about 2.8 per cent this year, 2.9 per cent in 2006 and 3.0 per cent in 2007.

Employment in Canada has increased by 219,830 jobs over the January to October period of this year, an increase of 1.4 per cent over the same period in 2004. The unemployment rate in Canada hit a 30-year low in October of 6.6 per cent. Overall, domestic demand in Canada remains healthy with retail sales posting growth of 6.9 per cent during the first nine months of this year, compared to the same period last year.

The economic recovery in Europe remains fragile, particularly in Germany where high unemployment, sluggish consumer confidence and the coalition parties’ plan to reduce the budget deficit through tax increases threaten economic growth prospects. Consensus Economics predicted euro zone growth of 1.3 per cent for 2005 in their November survey. Expectations for euro zone

GDP growth in 2006 have been downgraded since January, as forecasters consider the impact of higher fuel costs on consumers and potential future interest rate hikes resulting from inflation concerns.

The Japanese economy is expected to experience robust growth in 2005, slowing somewhat next year. The November Consensus Economics survey predicts growth of 2.2 per cent this year, and 1.9 per cent for 2006. Consumer spending and business investment are expected to support economic growth in Japan this year although high fuel prices are posing a threat to a sustained economic recovery.

Forecasts for growth of the Chinese economy average 9.4 per cent for 2005 easing off to 8.3 per cent for 2006. Exports, investment and consumer spending will remain the drivers of growth. The adoption of a new exchange rate regime and the management of its repercussions, as well as managing important relationships with countries like the U.S. and Japan, will be the major focus of China’s economic planners over the next couple of years.

Financial Markets

The U.S. Federal Reserve Board has raised its key interest rate 175 basis points so far this year, to 4.00 per cent. In their November 1st statement the Federal Open Market Committee (FOMC) expressed the view that the impacts on output and employment of high energy prices and the hurricanes were temporary. Concerns about inflationary pressures had increased since the previous meeting, however the committee reiterated that policy accommodation can be removed at a measured pace.

Chart 2.5   Central banks continue tightening cycles

Per cent

Sources:  Bank of Canada, U.S. Federal Reserve Bank

The Bank of Canada raised its key target overnight rate 25 basis points in both September and October, resulting in an overnight target rate of 3.00 per cent. The Bank of Canada believes that the Canadian economy is operating at its full production capacity and will continue to do so through 2007. They indicated that a further reduction in monetary stimulus would be required over the next four to six quarters, though the risks to the outlook were on the downside, necessitating close monitoring of international developments.

The Canadian dollar averaged 83.3 cents US over the July to September period. The Canadian dollar broke through the 84 cent US mark near the end of August and hit a high of 86.1 cents US on September 30th. A higher Canadian dollar impacts the BC economy in a number of ways, in general BC’s exports are dampened and imports rise, negatively impacting GDP overall. However, a higher Canadian dollar has less impact on BC than provinces such as Ontario since it is often accompanied by stronger commodity prices that benefit BC more heavily. In addition, businesses investing in machinery and equipment benefit from lower prices on imports from the U.S. Overall, a higher Canadian dollar represents a negative risk to economic growth in BC.

Chart 2.6   Canadian dollar expected to strengthen further

Sources: Bank of Canada and six private sector forecasters

Given the appreciation of the Canadian dollar since the summer, private sector forecasts for 2005 have moved up to average 82.6 cents US from 81.4 cents US in the September Budget Update. For 2006, the average of the private sector currency forecasts is currently 85.1 cents US compared to 83.0 cents US at the time of the September Budget Update. See Table 2.1 for more details on exchange rate forecasts.

Table 2.1 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2005	2006

Global Insight	82.5	86.7
BMO	82.4	84.6
Nesbitt Burns	82.6	84.3
Scotiabank	82.7	86.8
TD Economics	82.8	85.1
RBC Capital Markets	82.7	83.4
Average (as of November 22, 2005)	82.6	85.1
Sept. Budget Update forecast (as of July 25, 2005)	81.4	83.0

British Columbia Economic Developments

Although growth in employment, exports and retail sales point to strong results for the year as a whole, manufacturing shipments have been weak. Although non-residential building permits moderated in the July to September quarter, very strong growth has been seen so far this year (see Table 2.2).

Table 2.2 British Columbia Economic Indicators

Year-to-Date
	Apr. to June 2005	July to Sept. 2005	Jan. to Sept. 2005
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2005	Apr. to June 2005	Jan. to Sept. 2004
Per cent change
Employment	+1.3	+0.3	+3.2
Manufacturing Shipments	-0.1	-2.6	+1.8
Exports	+4.6	+5.2	+7.8
Retail Sales	+1.7	+3.1	+6.3
Housing Starts	+1.3	+16.1	+1.8
Non-Residential Building Permits	+7.2	-5.0	+68.9

Sources: Statistics Canada; BC Stats

Employment growth for the first nine months was 3.2 per cent, although growth moderated to 0.3 per cent in the third quarter. Retail sales have posted robust growth so far this year, increasing 6.3 per cent year-to-date to September. Housing starts in BC remain at high levels so far this year although the pace of growth has moderated somewhat rising 1.8 per cent over the first nine months of this year compared to the same period in 2004.

Exports have risen 7.8 per cent year-to-date through September, while growing 5.2 per cent in the third quarter. Manufacturing shipments fell 2.6 per cent in the third quarter of this year relative to the previous three months, the fourth consecutive quarterly decline.

External Trade

Over the January to September period of this year, the value of merchandise exports have increased 7.8 per cent compared to the same period of 2004. Much of the increase was driven by robust energy exports due to high natural gas prices and strong U.S. demand. Energy exports increased 61.5 per cent over the January to September period of 2005 relative to the same period last year. Excluding energy, exports have fallen 1.1 per cent year-to-date to September.

Chart 2.7   Exports of energy rise

Source: BC Stats

The value of British Columbia’s exports increased 5.2 per cent in the July to September period of 2005 compared to the previous three months, due to a 41.8 per cent increase in the value of energy exports. The value of merchandise exports excluding energy fell 3.9 per cent in the third quarter, with forestry contributing the most significantly to the slower growth, falling 7.3 per cent.

Lumber prices averaged US$357 year-to-date to November 18th, a drop from the same period of 2004 when lumber prices averaged US$397. Despite robust U.S. demand, lower prices have resulted in weakening value of forestry exports so far this year.

Chart 2.8   Lumber prices

SPF 2X4; $US/000 bd ft

Source: Madison’s Lumber Reporter

Natural gas prices have risen sharply in recent months, averaging $6.9 C/GJ over the first ten months of 2005 compared to $5.4 C/GJ during the same period of 2004. The Ministry of Energy, Mines and Petroleum Resources estimates that the natural gas price reached $10.8 C/GJ in October, nearing the high of $13.3 C/GJ seen in 2001. The level of natural gas prices for the rest of this year depends on a number of factors including storage levels, weather, and demand from increased economic activity.

Chart 2.9   Natural gas prices are down from October peak

Source:  BC Ministry of Energy, Mines and Petroleum Resources

Copper prices have soared due to robust demand from China and India combined with tight global supply. Over the first ten months of 2005 the price of copper has averaged US$1.60/lb and averaged a record high of US$1.84 in October.  This latest surge in base metals prices began in 2003 when copper prices averaged US$0.81/lb for the year.

Zinc prices have also strengthened this year, as tight supplies of zinc concentrates have constrained smelter output, pushing up prices. Zinc prices have risen to US$0.67/lb in October of 2005 compared to US$0.48/lb in October of 2004. The price of molybdenum, used in making stainless steel, has also seen a phenomenal rise over the past two years, increasing from US$5.2/lb in 2003 to US$15.9/lb in 2004. Year-to-date to October the price of molybdenum has averaged US$31.7/lb, an increase of 131 per cent over the first ten months of 2004.

Labour Market

Employment growth in British Columbia continues to be robust. The economy added 65,410 jobs over the first ten months of this year, a growth rate of 3.2 per cent compared to the January to October period of 2004. Most of the gains over this period were in full-time employment, which increased by 62,030 jobs. Part-time employment also increased over the first ten months of this year by 3,380 jobs.

Chart 2.10   Employment continues to be robust

Source:   Statistics Canada

After a strong April to June quarter, job creation continued during the July to September quarter, but at a more modest pace, increasing by 6,700 jobs, or 0.3 per cent. Job gains over the quarter were seen in both full-time and part-time employment as well as self-employment. The unemployment rate remained unchanged at 5.9 per cent in the July to September quarter. Employment growth of 0.7 per cent in October outpaced growth in the labour force resulting in a decline in the unemployment rate to 5.1 per cent for the month.

Domestic Demand

Over the first nine months of 2005 retail sales in BC have risen 6.3 per cent compared to the same period in 2004. Sales of home-related products have driven much of the increase with furniture, home building and garden centers and home electronics stores posting robust growth. The value of gasoline sales has also increased substantially this year due to higher prices.

Retail sales rose 3.1 per cent in the July to September quarter relative to the April to June period of 2005. Strong sales over the quarter were seen in home-related stores as well as clothing and sporting goods stores. Low financing rates and the strong housing market are expected to continue supporting sales for the remainder of this year.

Chart 2.11   Housing starts remain at high levels

Source: Canada Mortgage and Housing Corporation

Housing starts remain at high levels in BC, posting year-to-date starts of 34,210 units through October, an increase of 5.7 per cent from the January to October period of 2004. Housing start growth picked up in the July to September quarter with an increase of 16.1 per cent, after modest growth earlier in the year. Residential building permits have also increased 12.0 per cent year-to-date to September, indicating that housing starts may stay at high levels for the remainder of this year.

Non-residential building permits have also shown robust growth for the first nine months of this year, increasing 68.9 per cent compared to the January to September period of 2004. However, non-residential building permits fell 5.0 per cent during the July to September period from the previous three months. The 7.7 per cent increase in institutional and government permits and 16.5 per cent rise in industrial permits in the third quarter were more than offset by a 15.1 per cent decline in commercial permits. Overall, the strength in residential building permits over the July to September quarter outweighed the drop in non-residential permits, causing the total value of building permits to rise 4.5 per cent during the quarter.

Chart 2.12   Non-residential construction rises

Source: Statistics Canada; quarterly data

The strength in the construction sector this year has led to some concern surrounding a shortage of skilled workers in the industry and the resulting upward pressure on wages. In addition, global demand for some building materials has outstripped supply, resulting in higher prices for these materials. In Vancouver, the construction price index for non-residential buildings has increased 7.5 per cent during the first nine months of 2005 relative to the same period in 2004. Average hourly earnings in the non-residential construction sector have increased 4.4 per cent over the January to August period of 2005, relative to the same period last year. This indicates that while wages in the non-residential construction sector have increased somewhat this year, they are not responsible for all of the increase in construction costs, some of which is being driven by higher materials costs.

British Columbia Economic Outlook

In the September Budget Update, the British Columbia economy was forecast to expand 3.4 per cent in 2005 and 3.2 per cent in 2006. This forecast was based on U.S. growth assumptions of 3.4 per cent in 2005, compared to the August Consensus Economics forecast of 3.6 per cent. The Consensus outlook for U.S. growth in 2005 is unchanged at 3.6 per cent in their November survey.

Recently released economic indicators, including robust third quarter U.S. growth, high energy and metals prices as well as healthy year-to-date growth in employment, retail trade and construction, suggest economic growth in BC this year could be stronger than forecast at the time of the September Budget Update. However, a higher than expected Canadian dollar and lower lumber prices could dampen BC exports for the remainder of 2005 and into 2006.

The Ministry of Finance’s 3.2 per cent real GDP forecast for BC in 2006 in the September Budget Update was based on an assumption of 2.9 per cent growth in the U.S. next year. High energy prices, rising interest rates and the U.S. twin deficits have raised concerns about the sustainability of U.S. economic growth in 2006, suggesting that this lower than Consensus assumption remains prudent.

For Canada, the Ministry of Finance assumed growth of 2.5 per cent in 2005 and 2.6 per cent in 2006 in the September Budget Update. These assumptions remain below the November Consensus Economics forecast of 2.8 per cent in 2005 and 3.0 per cent in 2006. The recent strength of the Canadian dollar and potential for slower growth in the U.S. continues to imply that a conservative approach to Canadian growth assumptions is appropriate.

Private sector forecasters have raised their outlook on average for the BC economy. The average of seven private sector forecasters predicts growth of 3.6 per cent in 2005 and 3.7 per cent in 2006 for the BC economy. This compares to the average forecast of 3.4 and 3.3 per cent for 2005 and 2006 respectively at the time of the September Budget Update. Private sector forecasts of growth next year range from a low of 3.4 per cent to a high of 4.1 per cent (see Chart 2.13).

Chart 2.13   2006 BC real GDP forecasts

2006 Forecasts

Sources: Seven private sector forecasters

The Minister of Finance will be meeting with the independent Economic Forecast Council on December 5, 2005 to obtain their views on the North American and British Columbia economic outlook. An updated five-year economic forecast, incorporating their advice, will be developed for the February 21, 2006 budget.

Risks to the Forecast

The economic outlook for 2006 and beyond has both upside and downside risks associated with it. The most significant risks to the British Columbia economic outlook remain the sustainability of the U.S. economic recovery and the volatility of commodity prices and the Canadian dollar.

The British Columbia economy could grow faster than forecast if:

•      The Canadian dollar falls significantly below the current forecast.

•      The U.S. economy follows a higher growth path.

•      A lasting resolution to the softwood lumber dispute is reached; alongside growing U.S. demand, this would provide an opportunity for stable growth in British Columbia’s forest industry.

•      British Columbia business confidence and investment strengthen further; this would provide a base for stronger economic growth in the province.

•      Interprovincial net in-migration strengthens further; this would generate additional demand for goods and services and boost economic growth.

•      Visitors to BC increase more than expected as Vancouver gains further international recognition as a tourism destination through promotion of the 2010 Winter Olympics.

Alternatively, the British Columbia economy could grow slower than forecast if:

•      U.S. economic growth falters in 2006, for example if the housing market falls off, or interest rates rise too quickly.

•      Oil prices rise and are sustained at a high level, dampening North American growth prospects.

•      The Canadian dollar movements become increasingly volatile or the dollar appreciates rapidly above the current forecast.

•      Commodity prices decline more sharply than forecast or become more volatile.

•      The adoption of a new exchange rate regime, as well as the effects of high oil prices on China, slows the Chinese economy significantly.

•      Geopolitical uncertainty accelerates due to events in the Middle East or further terrorist attacks.

Table 2.3   Current Economic Statistics

			Year-to-Date
	Latest Period		2004	2005	Change
BRITISH COLUMBIA
LABOUR MARKET
Employment (s.a.(1), thousands)	October	2,149	2,055	2,121	3.2%
Unemployment rate (s.a., per cent)	October	5.1	7.3	6.0	-1.3
Total net in-migration (persons)	Apr. - Jun.	12,942	19,171	24,031	4,860
Interprovincial (persons)	Apr. - Jun.	2,665	3,343	3,722	379
International (persons)	Apr. - Jun.	10,277	15,828	20,309	4,481
Wages and salaries (s.a. $millions)	June	6,008	33,729	35,416	5.0%
Average weekly wage rate	October	706	684	703	2.7%

CONSUMER SECTOR
Retail sales (s.a., $ million)	September	4,281	35,185	37,401	6.3%
Car and truck sales (s.a., units)	September	15,658	135,561	142,170	4.9%
Housing starts (all areas, s.a., annual rate)	October	39,200	32,350	34,210	5.7%
Existing home sales (s.a., units)	September	9,253	73,636	80,480	9.3%
Building permits (s.a., $ millions)	September	906	5,968	7,531	26.2%
B.C. consumer price index (annual per cent change)	October	2.3	1.9	2.0	0.1

INDUSTRIAL ACTIVITY
Foreign merchandise exports (s.a., $ million)	September	3,068	23,166	24,972	7.8%
Manufacturing shipments (s.a., $ million)	September	3,535	31,488	32,042	1.8%
Lumber production (thousand cubic metres)	August	3,345	26,416	27,787	5.2%
Pulp and paper shipments (000’s of tonnes)	September	698	5,623	5,795	3.1%
Copper production (million kg)	September	24.8	170.7	207.2	21.4%

TOURISM
Entries of U.S. and overseas residents (s.a., thousands)	September	620	5,601	5,491	-2.0%
BC ferry passengers to/from Vancouver Island (thousands)	October	837	9,710	9,595	-1.2%

COMMODITY PRICES
Lumber (U.S.$/thousand board feet)	October	313	405	359	-11.4%
Pulp (U.S. $/tonne)	October	593	619	614	-0.9%
Newsprint (U.S.$/tonne)	October	628	545	602	10.3%
Copper (U.S.$/lb.)	October	1.84	1.27	1.60	26.2%

FINANCIAL DATA
Canadian dollar (U.S. cents)	October	84.9	75.8	82.0	6.2
Canadian prime rate (per cent)	October	4.75	3.95	4.33	0.38
Canadian treasury bills (per cent)	October	3.03	2.16	2.60	0.44
Treasury bill spread - Canada minus U.S. (per cent)	October	-0.68	0.94	-0.40	-1.34

(1) s.a. - seasonally adjusted

2004 Provincial Economic Accounts Update

2004 Provincial Economic Accounts

Consistent with their annual revision of historical GDP estimates, Statistics Canada released new estimates of provincial GDP for 2001 to 2004 on November 8, 2005. Economic growth in British Columbia for 2004 was revised up to 4.0 per cent from the preliminary estimate of 3.9 per cent released in April. Most of the provinces had their 2004 growth revised upwards from the preliminary estimate (see Chart 1). British Columbia came in second place among the provinces in 2004, and grew faster than Canada as a whole.

Chart 1 – 2004 real GDP growth revised up in most provinces

Source: Statistics Canada

Chart 2 shows the revisions to real GDP from 2001 to 2004. Upward revisions to growth estimates were seen in all years except for 2001 where real GDP growth was revised down to 0.6 per cent from the previous estimate of 0.9 per cent.

Chart 2 – BC real GDP

Source: Statistics Canada

BC’s strong performance in 2004 was mainly due to strong investment spending by businesses (10.6 per cent) and government (13.7 per cent). Consumer spending was up 4.1 per cent in 2004, from 3.0 per cent in 2003. Real export growth of 5.7 per cent was offset by a 7.5 per cent increase in imports.

Nominal GDP

Nominal GDP growth for British Columbia was revised upwards in all years with the exception of 2001, where growth was revised down from the previous estimate of 2.1 per cent to 1.7 per cent. In level terms, nominal GDP was revised downwards in 2001 and 2002 and upwards in 2003 and 2004, respectively. Cumulatively, the revisions result in an increase of $760 million in the level of nominal GDP by 2004. While historical revisions to nominal GDP can sometimes create noticeable changes to government’s debt to GDP ratio, these revisions have little impact.

Chart 3 – BC nominal GDP

Source: Statistics Canada

Corporate profits growth was revised upwards in all years except for 2001, and in 2004 corporate profits increased 38.9 per cent, up from the earlier estimate of 32.9 per cent.

Chart 4 – Corporate Profits

Source: Statistics Canada

APPENDIX:	FINANCIAL RESULTS
For the Six Months Ended September 30, 2005
and 2005/06 Full-Year Forecast

2005/06 Second Quarterly Report	November 2005

Table A.1	Operating Statement
Table A.2	Revenue by Source
Table A.3	Expense by Ministry, Program and Agency
Table A.4	Revenue Assumptions – Changes from September Update
Table A.5	Expense Assumptions – Changes from September Update
Table A.6	Expense by Function
Table A.7	Taxpayer-supported Entity Operating Statements
Table A.8	Full-Time Equivalents
Table A.9	Capital Spending
Table A.10	Capital Expenditure Projects Greater Than $50 Million
Table A.11	Provincial Debt
Table A.12	Statement of Financial Position

Table A.1   2005/06 Operating Statement

	Year-to-Date to September 30				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05
Taxpayer-supported programs and agencies:
Revenue	15,747	15,893	146	14,656	32,202	33,521	1,319	30,821
Expense	(15,428)	(14,875)	553	(14,059)	(32,876)	(32,803)	73	(30,658)
Provision for compensation agreements	—	—	—	—	—	(1,000)	(1,000)	—
Taxpayer-supported balance	319	1,018	699	597	(674)	(282)	392	163
Commercial Crown corporation income	1,023	1,149	126	1,264	2,274	2,219	(55)	2,412
Surplus before forecast allowance	1,342	2,167	825	1,861	1,600	1,937	337	2,575
Forecast allowance	—	—	—	—	(300)	(300)	—	—
Surplus	1,342	2,167	825	1,861	1,300	1,637	337	2,575

Table A.2   2005/06 Revenue by Source

	Year-to-Date to September 30				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05
Taxation
Personal income	2,699	2,700	1	2,478	5,484	5,745	261	5,050
Corporate income	563	564	1	490	1,215	1,498	283	1,255
Social service	2,160	2,130	(30)	2,152	4,213	4,163	(50)	4,156
Fuel	470	467	(3)	457	915	905	(10)	904
Tobacco	372	376	4	370	690	690	—	699
Property	844	857	13	819	1,717	1,717	—	1,661
Property transfer	351	464	113	370	650	750	100	604
Other	282	314	32	304	561	561	—	588
	7,741	7,872	131	7,440	15,445	16,029	584	14,917
Natural resources
Natural gas royalties	826	804	(22)	720	1,754	2,449	695	1,439
Columbia River Treaty	116	144	28	134	305	355	50	258
Other energy and minerals	367	378	11	291	775	787	12	612
Forests	496	527	31	555	1,246	1,245	(1)	1,363
Water and other resources	167	155	(12)	155	326	325	(1)	301
	1,972	2,008	36	1,855	4,406	5,161	755	3,973
Other revenue
Medical Services Plan premiums	718	745	27	708	1,438	1,460	22	1,465
Post-secondary education fees	363	373	10	327	904	900	(4)	836
Other health-care related fees	87	100	13	92	179	196	17	189
Motor vehicle licences and permits	195	207	12	197	398	398	—	381
Other fees and licences	405	339	(66)	417	746	707	(39)	750
Investment earnings	405	452	47	421	818	832	14	833
Sales of goods and services	321	372	51	385	655	656	1	741
Miscellaneous	785	709	(76)	669	1,590	1,534	(56)	1,505
	3,279	3,297	18	3,216	6,728	6,683	(45)	6,700
Contributions from the federal government
Health and social transfers	2,065	2,083	18	1,677	4,180	4,206	26	3,421
Equalization	295	295	—	155	590	590	—	979
Other cost-shared agreements	395	338	(57)	313	853	852	(1)	831
	2,755	2,716	(39)	2,145	5,623	5,648	25	5,231
Taxpayer-supported programs and agencies	15,747	15,893	146	14,656	32,202	33,521	1,319	30,821
Commercial Crown corporation income
BC Hydro (before regulatory transfers)	80	173	93	19	329	315	(14)	240
Liquor Distribution Branch	390	398	8	393	779	779	—	779
BC Lotteries (net of payments to the federal government)	429	446	17	374	892	892	—	811
BC Rail (1)	8	6	(2)	239	39	16	(23)	178
ICBC (2)	94	103	9	235	224	204	(20)	399
Other	22	23	1	4	11	13	2	5
	1,023	1,149	126	1,264	2,274	2,219	(55)	2,412
Total revenue	16,770	17,042	272	15,920	34,476	35,740	1,264	33,233

(1)   The year to date figures reflect BC Rail’s budget and results for the April to September period. The full-year forecast represents BC Rail’s earnings during government’s fiscal year. On BC Rail’s fiscal year basis (December), the outlook is – 2005 (budget): $39 million; 2005 (forecast): $16 million.

(2)   The year to date figures reflect ICBC’s budget and results for the April to September period. The full-year forecast represents ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2005 (budget): $285 million; 2005 (forecast): $270 million.

Table A.3   2005/06 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05
Advanced Education	924	918	(6)	898	1,898	1,898	—	1,827
Education	2,511	2,533	22	2,483	5,074	5,074	—	4,919
Health	5,711	5,583	(128)	5,206	11,470	11,470	—	10,589
Subtotal	9,146	9,034	(112)	8,587	18,442	18,442	—	17,335
Office of the Premier	5	4	(1)	4	11	11	—	8
Aboriginal Relations and Reconciliation	16	16	—	17	34	34	—	20
Agriculture and Lands	125	41	(84)	118	294	234	(60)	227
Attorney General	228	232	4	226	459	459	—	446
Children and Family Development	780	769	(11)	725	1,637	1,637	—	1,467
Community Services	150	157	7	56	261	261	—	193
Economic Development	127	79	(48)	64	444	430	(14)	126
Employment and Income Assistance	660	635	(25)	620	1,355	1,355	—	1,260
Energy, Mines and Petroleum Resources	28	33	5	28	72	72	—	72
Environment	70	69	(1)	64	175	175	—	127
Finance	39	31	(8)	35	81	81	—	81
Forests and Range	413	400	(13)	435	856	856	—	789
Labour and Citizen’s Services	95	94	(1)	116	193	193	—	224
Public Safety and Solicitor General	260	255	(5)	237	525	539	14	493
Small Business and Revenue	21	18	(3)	16	44	44	—	36
Tourism, Sport and the Arts	116	116	—	87	180	180	—	123
Transportation	372	417	45	397	829	829	—	834
Total ministries and Office of the Premier	12,651	12,400	(251)	11,832	25,892	25,832	(60)	23,861
Legislation	25	20	(5)	19	51	51	—	42
Officers of the Legislature	32	29	(3)	10	46	46	—	27
BC Family Bonus	22	21	(1)	32	39	39	—	57
Management of public funds and debt	338	318	(20)	352	684	657	(27)	677
Contingencies and new programs	—	—	—	2	320	320	—	—
Other appropriations	(9)	(17)	(8)	(6)	6	6	—	8
Subtotal	13,059	12,771	(288)	12,241	27,038	26,951	(87)	24,672
First Nations New Relationships Fund	—	—	—	—	100	100	—	—
Priority initiatives	—	—	—	—	—	—	—	452
Transportation infrastructure funding	—	—	—	—	—	—	—	750
Disbursement of BC Rail Partnership gain	—	—	—	—	—	—	—	169
Consolidated revenue fund expense	13,059	12,771	(288)	12,241	27,138	27,051	(87)	26,043
Expenses recovered from external entities	837	798	(39)	760	1,674	1,655	(19)	1,705
Grants to agencies and other internal transfers:
Taxpayer-supported Crown agencies	(487)	(567)	(80)	(419)	(974)	(982)	(8)	(1,752)
School districts	(2,299)	(2,306)	(7)	(2,183)	(4,438)	(4,438)	—	(4,262)
Universities	(488)	(495)	(7)	(448)	(981)	(973)	8	(893)
Colleges, university colleges, and institutes	(362)	(399)	(37)	(433)	(741)	(740)	1	(848)
Health authorities and hospital societies	(3,695)	(3,705)	(10)	(3,615)	(7,583)	(7,639)	(56)	(7,198)
Children and Family Development governance authorities	(198)	(133)	65	(1)	(395)	(403)	(8)	(1)
	(7,529)	(7,605)	(76)	(7,099)	(15,112)	(15,175)	(63)	(14,954)
Taxpayer-supported Crown agencies	1,069	1,021	(48)	927	2,137	2,161	24	2,130
SUCH sector and regional authorities:
School districts	2,068	2,089	21	1,976	4,781	4,799	18	4,533
Universities	1,152	1,173	21	1,007	2,454	2,443	(11)	2,073
Colleges, university colleges, and institutes	603	617	14	609	1,258	1,258	—	1,345
Health authorities and hospital societies (1)	3,976	3,881	(95)	3,637	8,159	8,212	53	7,782
Children and Family Development governance authorities	193	130	(63)	1	387	399	12	1
	9,061	8,911	(150)	8,157	19,176	19,272	96	17,864
Net spending of Crown agencies and the SUCH sector	1,532	1,306	(226)	1,058	4,064	4,097	33	2,910
Total taxpayer-supported expense	15,428	14,875	(553)	14,059	32,876	32,803	(73)	30,658

(1)   Excludes inter-entity transactions between health authorities and hospital societies.

Table A.4   2005/06 Material Revenue Assumptions – Changes from September Update

Revenue Source and Assumptions	September Update	2nd Quarter Forecast
($ millions unless otherwise specified)
Personal Income Tax	$5,484	$5,745
BC personal income growth	4.9%	4.9%
BC tax base growth	5.4%	5.4%
Average tax yield	5.60%	5.59%
Prior-year adjustment	$147	$289
2004 personal income growth	4.1%	4.1%
2004 BC tax base growth	5.5%	7.3%
2004 average tax yield growth	2.2%	2.1%

Corporate Income Tax	$1,215	$1,498
National tax base ($ billions)	$149.2	$159.3
BC instalment share	9.08%	9.08%
Prior-year adjustment	$150	$329
BC tax base ($ billions)	$14.4	$15.9
BC tax base growth	7.0%	7.0%
BC corporate profits growth	6.8%	6.8%
2004 BC corporate profits growth	32.9%	32.9%
2004 BC tax base growth	26.0%	38.5%

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to BC corporate profits and the tax base affect revenue in the succeeding year. For example, 2005/06 instalments from the federal government are based on BC’s share of the national tax base for the 2003 tax-year (assessed as of December 31, 2004) and a forecast of the 2005 national tax base. Cash adjustments for any under/over payments from the federal government in respect of 2004 will be received/paid on March 31, 2006.

Social Service Tax	$4,213	$4,163
Consumer expenditure growth	5.6%	5.6%
Business investment growth	6.7%	6.7%
Other expenditure growth	3.3%	3.3%
Social service tax base growth	5.3%	5.3%

Natural gas, petroleum, minerals and Columbia River Treaty export electricity sales	$2,834	$3,591
Natural gas price ($Cdn/gigajoule at plant inlet)	$6.51	$8.88
Natural gas volumes (annual per cent change)	2.9%	2.9%
Oil price ($US/barrel at Cushing, Oklahoma)	$51.21	$59.14
Auctioned land base (000 hectares)	567	567
Average bid price/hectare ($)	$644	$718
Columbia River Treaty electricity sales
Annual quantity set by treaty (million mega-watt hours)	4.5	4.5
Mid-Columbia electricity price ($US/mega-watt hour)	$59	$70
Components of revenue
Natural gas royalties	$1,754	$2,449
Bonus bids, permits and fees	$382	$388
Petroleum royalties	$111	$116
Columbia River Treaty electricity sales	$305	$355
Coal	$143	$121
Minerals, metals and other	$113	$135
Oil and Gas Commission fees	$26	$27

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects eight-year deferral of cash receipts from the sale of oil and gas drilling rights.

Forests	$1,246	$1,245
Prices (calendar year average)
SPF 2x4 price ($US/thousand board feet)	$360	$355
Hemlock price ($US/thousand board feet)	$534	$534
Pulp ($US/tonne)	$615	$613
Exchange rate ($US/$Cdn)	$0.814	$0.826
Average Coast Log Price ($Cdn/cubic metre, Vancouver Log Market, fiscal year)	$84	$81

Revenue Source and Assumptions	September Update	2nd Quarter Forecast
($ millions unless otherwise specified)
Forests (continued)
Crown harvest volumes (million cubic metres)
Interior	51.5	54.5
Coast	17.0	16.0
Total	68.5	70.5
BC Timber Sales (included in above)	12.9	12.4
Components of revenue
Tenures	$857	$853
BC Timber Sales	$302	$304
Logging tax	$65	$65
Other	$22	$23

Health and social transfers	$4,180	$4,206
National health and social transfers excluding trust funds
Canada Health Transfer (CHT)	$13,000	$13,000
First Ministers’ Meeting (FMM) Base, September 2004	$6,000	$6,000
Canada Social Transfer (CST)	$8,000	$8,000
Early Learning and Child Care Services (ELCC)	$225	$225
BC basic federal tax (BFT) ($ billions)	$12.9	$13.2
National BFT ($ billions) (includes estimates of prior years)	$107.0	$108.7
BC share of national population	13.15%	13.16%
Components of BC health and social transfers
CHT	$1,820	$1,828
FMM Base	$789	$790
FMM Deferred (Romanow Gap and Wait Times)	$116	$116
CST	$1,120	$1,124
ELCC	$30	$30
ELCC Federal Budget 2005	$92	$92
ELCC Federal Budget 2005 Deferral	$-37	$-37
Prior years adjustments	$-2	$11
2003 CHST Supplement Trust ($333 million total)	$71	$71
2003 Diagnostic/Medical Equipment Trust ($200 million total)	$33	$33
2004 CHST Supplement Trust ($262 million total)	$131	$131
2004 Public Immunization Trust ($52 million total)	$17	$17
FMM diagnostic and medical equipment funding ($66 million total)	$0	$0

The Ministry of Health and the Ministry of Children and Family Development developed plans to defer bridging, multi-year and capital/equipment cash advances received from the federal government in 2005/06 and previous years and recognize revenue with matching expense. The Office of the Auditor General has reviewed these plans and supports, subject to further review and/or accounting policy changes, these revenue deferrals as consistent with generally accepted accounting principles.

SUCH sector direct revenue	$3,065	$3,062
School Districts	$453	$462
Universities	$1,489	$1,522
Colleges, University Colleges, and Institutes	$524	$521
Health Authorities and Hospital Societies	$599	$557
Children and Family Governance Authorities	$0	$0

Commercial Crown corporation income	$2,274	$2,219
BC Hydro (before deferral account transfers)	$329	$315
Reservoir water inflows (% of normal - August 2005 forecast)	95%	99%
Mean gas price ($US/MMbtu at Sumas)	$6.80	$8.67
Electricity prices (Mid-C, $US/MWh)	$54.10	$65.10

ICBC (projected earnings during government’s fiscal year)	$224	$204
Investment income	$500	$575
Adjustment to prior-year claims	$(66)	$(80)
Premium revenue trend	+1.6%	+2.1%
Claims-incurred trend	+3.6%	+6.2%

Table A.5   2005/06 Material Expense Assumptions – Changes from September Update

Ministry Programs and Assumptions	September Update	2nd Quarter Forecast
($ millions)
Agriculture and Lands	294	234
Crown Land Account	142	82

Economic Development	444	430
Olympic Live sites	20	6

Public Safety and Solicitor General	525	539
Emergency Program Act - statutory spending authority	16	30

Management of Public Funds and Debt	684	657

Taxpayer-supported Crown agencies net spending	1,163	1,179

SUCH sector and regional authorities expenses in excess of grant funding	2,901	2,918
School districts	343	361
Universities	1,473	1,470
Colleges, university colleges, and institutes	517	518
Health authorities and hospital societies	576	573
Children and Family Development governance authorities	(8)	(4)

Table A.6   2005/06 Expense By Function

	Year-to-Date to September 30				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05
Health	6,295	6,014	(281)	5,453	12,651	12,646	(5)	11,633
Social services	1,372	1,315	(57)	1,300	2,842	2,845	3	2,665
Education	4,233	4,325	92	4,070	9,515	9,531	16	9,022
Protection of persons and property	617	579	(38)	585	1,349	1,364	15	1,215
Transportation	722	771	49	694	1,523	1,531	8	1,603
Natural resources and economic development	731	581	(150)	694	1,649	1,585	(64)	1,670
Other	531	399	(132)	369	1,111	1,108	(3)	1,028
Contingencies	—	—	—	2	320	320	—	—
General government	312	288	(24)	228	634	634	—	505
Debt servicing	615	603	(12)	664	1,282	1,239	(43)	1,317
Total expense	15,428	14,875	(553)	14,059	32,876	32,803	(73)	30,658

Table A.7   2005/06 Taxpayer-supported Entity Operating Statements (1)

	2005/06			Actual
($millions)	Budget	Forecast	Variance	2004/05

Taxpayer-supported Crown Agencies:

BC Transportation Financing Authority
Revenue	631	615	(16)	1,383
Expense	(600)	(605)	(5)	(578)
	31	10	(21)	805
Accounting adjustments	(165)	(165)	—	(172)
Net impact	(134)	(155)	(21)	633

British Columbia Buildings Corporation
Revenue	412	417	5	447
Expense	(370)	(379)	(9)	(396)
	42	38	(4)	51
Accounting adjustments	(2)	(2)	—	(4)
Net impact	40	36	(4)	47

British Columbia Housing Management Commission
Revenue	333	333	—	284
Expense	(333)	(333)	—	(284)
	—	—	—	—
Accounting adjustments	—	—	—	4
Net impact	—	—	—	4

British Columbia Transit
Revenue	155	154	(1)	146
Expense	(155)	(153)	2	(148)
	—	1	1	(2)
Accounting adjustments	(1)	(1)	—	(1)
Net impact	(1)	—	1	(3)

Tourism British Columbia
Revenue	58	58	—	45
Expense	(57)	(58)	(1)	(45)
	1	—	(1)	—
Accounting adjustments	—	—	—	5
Net impact	1	—	(1)	5

Other taxpayer-supported Crown agencies
Revenue	622	627	5	736
Expense	(622)	(633)	(11)	(679)
	—	(6)	(6)	57
Accounting adjustments	82	81	(1)	43
Net impact	82	75	(7)	100

Total net impact	(12)	(44)	(32)	786

	2005/06			Actual
($millions)	Budget	Forecast	Variance	2004/05

SUCH Sector and Regional Authorities:

School Districts
Revenue	4,852	4,865	13	4,666
Expense	(4,781)	(4,799)	(18)	(4,533)
	71	66	(5)	133
Accounting adjustments	39	35	(4)	44
Net impact	110	101	(9)	177

Universities
Revenue	2,470	2,503	33	2,158
Expense	(2,454)	(2,443)	11	(2,073)
	16	60	44	85
Accounting adjustments	—	(8)	(8)	38
Net impact	16	52	36	123

Colleges, University Colleges, and Institutes
Revenue	1,257	1,255	(2)	1,400
Expense	(1,258)	(1,258)	—	(1,345)
	(1)	(3)	(2)	55
Accounting adjustments	8	6	(2)	13
Net impact	7	3	(4)	68

Health Authorities
Revenue	7,973	8,027	54	7,667
Expense	(7,973)	(8,027)	(54)	(7,602)
	—	—	—	65
Accounting adjustments	26	(15)	(41)	(40)
Net impact	26	(15)	(41)	25

Hospital Societies
Revenue	645	649	4	648
Expense	(648)	(651)	(3)	(646)
	(3)	(2)	1	2
Accounting adjustments	—	1	1	—
Net impact	(3)	(1)	2	2

Children and Family Development Governance Authorities(2)
Revenue	387	399	12	1
Expense	(387)	(399)	(12)	(1)
	—	—	—	—
Accounting adjustments	8	4	(4)	—
Net impact	8	4	(4)	—

Total net impact	164	144	(20)	395

	2005/06			Actual
($millions)	Budget	Forecast	Variance	2004/05

Net operating statements of taxpayer-supported Crown agencies
Revenue	2,211	2,204	(7)	3,041
Accounting adjustments	(92)	(93)	(1)	(113)
Net revenue	2,119	2,111	(8)	2,928

Expense	(2,137)	(2,161)	(24)	(2,130)
Accounting adjustments	6	6	—	(12)
Net expense	(2,131)	(2,155)	(24)	(2,142)
Net fiscal plan impact	(12)	(44)	(32)	786

Net operating statements of SUCH sector and regional authorities
Revenue	17,584	17,698	114	16,540
Accounting adjustments	(487)	(442)	45	(466)
Net revenue	17,097	17,256	159	16,074

Expense	(17,501)	(17,577)	(76)	(16,200)
Accounting adjustments	568	465	(103)	521
Net expense	(16,933)	(17,112)	(179)	(15,679)
Net fiscal plan impact	164	144	(20)	395

Total net operating statements of taxpayer-supported entities
Revenue	19,795	19,902	107	19,581
Accounting adjustments	(579)	(535)	44	(579)
Net revenue	19,216	19,367	151	19,002

Expense	(19,638)	(19,738)	(100)	(18,330)
Accounting adjustments	574	471	(103)	509
Net expense	(19,064)	(19,267)	(203)	(17,821)
Net fiscal plan impact	152	100	(52)	1,181

(1)   Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.

(2)   The amount of funding to be transferred, and the timing of the transfer, will be based on an assessment of authority readiness.

Table A.8   2005/06 Full-Time Equivalents (FTEs) (1),(2)

	2005/06			Actual
FTEs	Budget	Forecast	Variance	2004/05

Ministries and special offices (consolidated revenue fund)	27,259	27,259	—	26,859
Taxpayer-supported Crown agencies	3,790	3,779	(11)	3,822
Regional authorities(3)	222	222	—	—
Total FTEs	31,271	31,260	(11)	30,681

(1)   Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)   FTE amounts do not include SUCH sector staff employment.

(3)   Number of FTEs to be transferred and the timing of the transfers will be based on an assessment of authority readiness.

Table A.9   2005/06 Capital Spending

	Year-to-Date to September 30				Full Year
	2005/06			Actual	2005/06			Actual
($ millions)	Budget	Actual	Variance	2004/05	Budget	Forecast	Variance	2004/05

Taxpayer-supported
Education
Schools (K-12)	147	148	1	126	293	292	(1)	239
Post-secondary	362	317	(45)	334	723	765	42	695
Health	282	282	—	188	756	756	—	568
BC Transportation Financing Authority	350	384	34	287	629	702	73	513
Vancouver Convention Centre expansion project	51	38	(13)	11	119	93	(26)	50
Government operating (ministries)	174	68	(106)	30	401	351	(50)	175
Other (1)	61	75	14	24	117	106	(11)	82

Total taxpayer-supported	1,427	1,312	(115)	1,000	3,038	3,065	27	2,322

Self-supported
BC Hydro	427	328	(99)	283	829	806	(23)	612
BC Transmission Corporation	28	5	(23)	—	49	27	(22)	—
Columbia River power projects (2)	18	14	(4)	52	40	40	—	84
BC Rail	11	7	(4)	22	21	11	(10)	30
ICBC (3)	34	14	(20)	12	60	50	(10)	31
BC Lotteries	50	28	(22)	42	100	112	12	93
Liquor Distribution Branch	15	3	(12)	1	30	30	—	10

Total self-supported	583	399	(184)	412	1,129	1,076	(53)	860

Total capital spending	2,010	1,711	(299)	1,412	4,167	4,141	(26)	3,182

(1)   Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

(2)   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)   Includes ICBC Properties Ltd.

Table A.10   2005/06 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the September Update.

		Forecast		Cumulative	Spending	Cumulative
	Start	Completion		Spending at	April 1 to	Spending at	Total Project
($ millions)	Date	Date		Mar. 31, 2005 +	Sept. 30	= Sept. 30, 2005	Budget(3)		Forecast(3)

Advanced Education facilities(4)
SFU – Surrey Central City Campus	Mar. 2004	Sept. 2007		40	2	42	70		70
Health facilities (4)
Vancouver General Hospital redevelopment project	Sept. 2000	Jan. 2007	(5)	96	14	110	156		156
Academic Ambulatory Care Centre	Fall 2004	Summer/06		12	36	48	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		39	39	78	316		316
Total health facilities				147	89	236	567		567
Transportation
Trans Canada Highway – 5 Mile (Yoho) Bridge	May 1999	Fall 2006		33	7	40	44	(6)	44	(6)
Nisga’a Highway	Aug. 1998	Fall 2005		42	7	49	52		52
Sea-to-Sky Highway	April 2003	Winter 2009		67	21	88	600		600
William R. Bennett Bridge	Mar. 2005	July 2008		6	4	10	144		144
SkyTrain extension – phase 1	Sept. 1998	June 2006		1,077	4	1,081	1,167		1,106
Total transportation				1,225	43	1,268	2,007		1,946
Power generation
BC Hydro
– Seven Mile Dam safety improvements	June 1999	Sept. 2005		62	3	65	100		65
– Mica Dam - generator stator replacement	Feb. 2004	Oct. 2010		6	3	9	78		78
– Peace Canyon Dam - generator stator replacement and rotor modification	Feb. 2004	Mar. 2010		1	3	4	63		67
BC Transmission Corporation
– System control centre modernization project	Feb. 2005	Oct. 2008		2	1	3	134		133
Brilliant Expansion Power Corporation (7)
– Brilliant Dam power expansion	Oct. 2002	Aug. 2006		158	12	170	205		205
Total power generation				229	22	251	580		548
Other
ICBC Properties Ltd.
– Surrey Central City Mall Ltd	Sept. 1999	Mar. 2007	(8)	243	10	253	312		284
Vancouver Convention Centre expansion project	2003	2008		57	19	76	273		273	(9)
Total other				300	29	329	585		557

(1)   Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

(2)   Total expenditures since commencement of each project.

(3)   Represents sum of annual budgeted expenditures to complete each project.

(4)   Amounts shown exclude interest costs incurred during construction.

(5)   Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.

(6)   Amount represents the provincial portion of this cost-shared project with the federal government. Total project budget is $65 million.

(7)   A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.

(8)   The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.

(9)   Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry.

Table A.11   2005/06 Provincial Debt (1)

	Balance	Balance at September 30, 2005				Forecast at March 31, 2006
	March 31,	Net	Debt Outstanding			Net	Debt Outstanding
($ millions)	2005	Change (2)	Actual	Budget	Variance	Change (2)	Forecast	Budget	Variance

Taxpayer-supported debt
Provincial government operating	14,481	(1,631)	12,850	13,995	(1,145)	(2,887)	11,594	12,871	(1,277)
Other taxpayer-supported debt (mainly capital)
Education (3)
Schools	4,483	32	4,515	4,527	(12)	90	4,573	4,619	(46)
Post-secondary institutions	2,326	200	2,526	2,458	68	382	2,708	2,686	22
	6,809	232	7,041	6,985	56	472	7,281	7,305	(24)
Health (3)	2,112	137	2,249	2,276	(27)	457	2,569	2,566	3
Highways and public transit
BC Transportation Financing Authority	2,474	81	2,555	2,526	29	322	2,796	2,708	88
BC Transit	78	3	81	79	2	6	84	83	1
Public transit	906	(6)	900	903	(3)	2	908	908	—
SkyTrain extension	1,135	5	1,140	1,141	(1)	14	1,149	1,149	—
	4,593	83	4,676	4,649	27	344	4,937	4,848	89
Other
BC Buildings	241	13	254	245	9	(51)	190	185	5
Social housing (4)	133	(4)	129	135	(6)	13	146	146	—
Homeowner Protection Office	130	(12)	118	126	(8)	14	144	154	(10)
Other (5)	158	26	184	178	6	41	199	199	—
	662	23	685	684	1	17	679	684	(5)
Total other taxpayer-supported	14,176	475	14,651	14,594	57	1,290	15,466	15,403	63
Provision for compensation agreements	—	—	—	—	—	1,000	1,000	—	1,000
Total taxpayer-supported debt	28,657	(1,156)	27,501	28,589	(1,088)	(597)	28,060	28,274	(214)
Self-supported debt
Commercial Crown corporations
BC Hydro	6,906	92	6,998	7,238	(240)	(79)	6,827	7,021	(194)
BC Transmission Corporation	—	37	37	35	2	37	37	64	(27)
Columbia River power projects (6)	257	(5)	252	252	—	(10)	247	247	—
Liquor Distribution Branch	6	(1)	5	5	—	(2)	4	4	—
	7,169	123	7,292	7,530	(238)	(54)	7,115	7,336	(221)
Warehouse borrowing program	—	22	22	—	22	—	—	—	—
Total self-supported debt	7,169	145	7,314	7,530	(216)	(54)	7,115	7,336	(221)
Forecast allowance	—	—	—	—	—	300	300	300	—
Total provincial debt	35,826	(1,011)	34,815	36,119	(1,304)	(351)	35,475	35,910	(435)

(1)   Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)   Gross new long-term borrowing plus net change in short-term debt outstanding, less sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(3)   Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(4)   Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(5)   Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(6)   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Table A.12   2005/06 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2005	2005	2006
Financial assets
Cash and temporary investments	3,568	4,300	3,721
Other financial assets	6,676	6,356	7,014
Sinking funds	4,516	3,944	3,984
Investments in commercial Crown corporations:
Retained earnings	3,219	3,524	3,484
Recoverable capital loans	6,901	7,023	6,852
	10,120	10,547	10,336
	24,880	25,147	25,055
Liabilities
Accounts payable and accrued liabilities	6,605	6,113	7,031
Deferred revenue	5,181	6,088	6,062
Debt:
Taxpayer-supported debt	28,657	27,501	28,060
Self-supported debt	7,169	7,314	7,115
Forecast allowance	—	—	300
Total provincial debt	35,826	34,815	35,475
Add: sinking fund investments presented as assets	4,516	3,944	3,984
Less : guarantees and non-guaranteed debt	(421)	(410)	(416)
Financial statement debt	39,921	38,349	39,043
	51,707	50,550	52,136
Net liabilities	(26,827)	(25,403)	(27,081)
Capital and other assets
Tangible capital assets	23,117	23,696	24,781
Other assets	613	777	840
	23,730	24,473	25,621
Accumulated surplus (deficit)	(3,097)	(930)	(1,460)

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2005	2006

Change in accumulated deficit:

Surplus for the period	(2,167)	(1,637)

Capital and other asset changes:
Increase in taxpayer-supported capital investments	1,312	3,065
Less:amortization and other accounting changes	(733)	(1,401)
Change in net capital assets	579	1,664
Increase (decrease) in other assets	164	227
	743	1,891
Increase (decrease) in net liabilities	(1,424)	254
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	732	153
Increase in total investment in commercial Crown corporations	707	1,341
Less:loan repayments and other accounting changes	(280)	(1,125)
	427	216
Other working capital changes	(1,307)	(1,501)
	(148)	(1,132)
Increase (decrease) in financial statement debt	(1,572)	(878)
(Increase) decrease in sinking fund debt	572	532
Increase (decrease) in guarantees and non-guaranteed debt	(11)	(5)
Increase (decrease) in total provincial debt	(1,011)	(351)